KPMG LLP
Vaughan Metropolitan Centre
Suite 1400
100 New Park Place
Vaughan, Ontario
L4K 0J3
Telephone (905) 265-5900
Fax (905) 265-6390
www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Tucows Inc:

We, KPMG LLP, consent to the use of our reports dated March 15, 2023, on the consolidated financial statements of Tucows Inc., which comprise the consolidated balance sheets as of December 31, 2022 and December 31, 2021, the related consolidated statements of comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes, and the effectiveness of internal control over financial reporting, incorporated by reference and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Vaughan, Canada
May 8, 2023